NOTICE TO
SHAREHOLDERS
FOR THE THREE MONTHS ENDED
AUGUST 31, 2006
GRANDVIEW GOLD INC.

(An Exploration Stage Company)

Responsibility for Financial Statements

The accompanying unaudited financial statements for Grandview Gold Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2006 audited financial statements. Only changes in accounting information have been disclosed in these unaudited financial statements. These unaudited statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these unaudited financial statements have been fairly presented.

Auditors' involvement

The auditors of Grandview Gold Inc. have not performed a review of the unaudited financial statements for the three months ended August 31, 2006 and August 31, 2005.

Grandview Gold Inc.
(An Exploration Stage Company)
(Unaudited)
Balance Sheets

	August 31,	May 31,
	2006	2006

Assets

Current assets
Cash	$2,343,105	$3,802,800
Marketable securities (Note 2)	9,766	9,766
GST receivable	150,113	130,297
Prepaid expenses	193,937	20,637
Exploration advances, net	90,000	271,977

	2,786,921	4,235,477
Mining interests	4,424,092	3,415,766

	$7,211,013	$7,651,243

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$323,909	$421,502

Shareholders' Equity

Share capital (Note 3(b))	9,543,301	9,543,301
Warrants (Note 3(c))	1,800,239	2,086,995
Contributed surplus (Note 3(e))	2,406,020	1,547,701
Deficit	(6,862,456)	(5,948,256)

	6,887,104	7,229,741

	$7,211,013	$7,651,243

Nature of operations and going concern assumption (Note 1).

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
(Unaudited)
Statements of Operations and Deficit

			Cumulative
			from date of
			inception of the
	Three Months Ended		exploration
	August 31,	August 31,	stage
	2006	2005	(March 26, 2004)

Expenses
Stock-option compensation (Note 3(d))	$571,563	$121,291	$1,920,876
Investor relations, business development
and reporting issuer maintenance costs	68,994	31,090	652,765
Professional fees	183,346	24,539	599,517
Management services	72,769	48,038	540,835
Office and administration	32,323	30,947	309,638
Write-down of marketable securities	-	-	15,234
Bad debt	-	-	1,235

Loss before the undernoted	(928,995)	(255,905)	(4,040,100)
Interest income	14,795	-	14,795
Forgiveness of debt	-	-	35,667
Failed merger costs	-	-	(170,000)

Loss before income taxes	(914,200)	(255,905)	(4,159,638)
Future income tax recovery	-	-	(731,430)

Net loss for the period	(914,200)	(255,905)	(3,428,208)
Deficit, beginning of period	(5,948,256)	(4,945,040)	(3,434,248)

Deficit, end of period	$(6,862,456)	$(5,200,945)	$(6,862,456)

Basic and diluted loss per share (Note 3(f))	$(0.05)	$(0.02)

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
(Unaudited)
Statements of Cash Flows

			Cumulative
			from date of
			inception of the
	Three Months Ended		exploration
	August 31,	August 31,	stage
	2006	2005	(March 26, 2004)

Operating activities
Net loss for the period	$(914,200)	$(255,905)	$(3,428,208)
Items not involving cash:
Write-down of marketable securities	-	-	15,234
Forgiveness of debt	-	-	(35,667)
Future income tax recovery	-	-	(731,430)
Write-off of bad debts	-	-	1,235
Stock-based compensation (Note 3(d))	571,563	121,291	1,920,876
Change in non-cash operating working capital
GST receivable	(19,816)	(19,327)	(149,623)
Prepaid expenses	(173,300)	-	(193,937)
Accounts payable and accrued liabilities	(97,593)	19,174	330,078

Cash flows used in operating activities	(633,346)	(134,767)	(2,271,442)

Financing activities
Loans from related parties	-	-	(28,594)
Proceeds from loan	-	195,000	175,000
Repayment of loan	-	-	(75,000)
Share/warrant issuance	-	2,523,880	9,596,351
Cost of issuance	-	(212,522)	(990,456)

Cash flows provided by financing activities	-	2,506,358	8,677,301

Investing activities
Expenditures on mining interests	(1,008,326)	(229,653)	(3,972,755)
Exploration advances	181,977	-	(90,000)

Cash flows used in investing activities	(826,349)	(229,653)	(4,062,755)

Change in cash during the period	(1,459,695)	2,141,938	2,343,104
Cash, beginning of period	3,802,800	244,067	1

Cash, end of period	$2,343,105	$2,386,005	$2,343,105

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
(Unaudited)
Statements of Mineral Properties

			Cumulative
			from date of
			inception of the
	Three months ended		exploration
	August 31,	August 31	stage
	2006	2005	(March 26, 2004)

Pony Creek Carlin Trend Project,
Nevada, USA (1)
Balance, beginning of period	$1,881,582	$411,874	$-

Drilling, assays and related field work	691,325	52,395	1,990,912
Project administration and general	42,909	-	51,930
Property acquisition and holding costs	135,758	118,504	708,732

Total expenditures during the period	869,992	170,899	2,751,574

Balance, end of period	2,751,574	582,773	2,751,574

Red Lake Gold Camp, Ontario, Canada (1)
Balance, beginning of period	1,074,803	5,562	-

Drilling, assays and related field work	69,858	-	802,681
Property acquisition and holding costs	26,250	-	368,230

Total expenditures during the period	96,108	-	1,170,911

Balance, end of period	1,170,911	5,562	1,170,911

Rice Lake Gold Camp, Manitoba,
Canada (1)
Balance, beginning of period	459,381	241,800	-

Drilling, assays and related field work	38,072	8,754	193,844
Property acquisition and holding costs	4,154	50,000	307,763

Total expenditures during the period	42,226	58,754	501,607

Balance, end of period	501,607	300,554	501,607

	$4,424,092	$888,889	$4,424,092

(1) For a description of these properties, refer to Note 5 of the audited financial statements as at May 31, 2006.

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

1.	Nature of business, going concern assumption and accounting policies

Grandview Gold Inc. (the "Company") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing in significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" from March 26, 2004 onwards.

These statements are prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which assumes the Company will be able to continue to operate throughout the next twelve months subsequent to August 31, 2006. The use of these principles may be inappropriate since there is significant doubt about the Company's ability to continue as a going concern. Significant doubt exists because the Company has no recurring source of revenue and the Company has a history of losses. The future of the Company is currently dependent upon its ability to obtain sufficient cash from external financing and related parties in order to pay its liabilities as they become due.

If the going-concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets and liabilities and the loss reported in these financial statements.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended August 31, 2006 may not necessarily be indicative of the results that may be expected for the year ending May 31, 2007.

The balance sheet at May 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended May 31, 2006. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended May 31, 2006.

New accounting pronouncement

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Company's fiscal and interim periods beginning October 1, 2006.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

2.	Marketable securities

Marketable securities consists of:

	August 31,	May 31,
	2006	2006

Navitrak International Corporation
Common shares (at cost)	$325,305	$325,305
Less provision for write down to market	(315,539)	(315,539)

Carrying value	$9,766	$9,766

Navitrak International Corporation is a reporting issuer. As at August 31, 2006, the Company owned 488,300 (2005 -488,300) common shares. The trading activity and market volume of the marketable securities is limited.

3.	Share capital

(a)	Authorized
Unlimited number of common shares
(b)	Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and May 31, 2003	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

3.	Share capital (Continued)

(b)	Issued (Continued)

	Number
	of
	shares	Amount

Balance, May 31, 2005 (Carryforward from previous page)	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006 and August 31, 2006	19,086,892	$9,543,301

(c)	Warrants

The following is a continuity of warrants for the period ended August 31, 2006:

	Number	Average
	of	Exercise
	Warrants	Price

Balance, May 31, 2006	3,435,238	$1.63
Expired/cancelled	(659,462)	(1.59)

Balance, August 31, 2006	2,775,776	$1.64

The following are the warrants outstanding as at August 31, 2006:

Number	Black-
of	Scholes	Exercise		Expiry
Warrants	Value	Price		Date

285,160	$111,498	$1.75		September 15, 2006
59,032	30,342	1.25	(1)(a)	September 15, 2006
40,000	21,360	1.25	(1)(b)	October 19, 2006
1,992,987	1,335,301	1.75		March 27, 2009
398,597	301,738	1.10		March 27, 2009

2,775,776	$1,800,239

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

3.	Share capital (Continued)

(c)	Warrants (Continued)

(1)	If these securities are exercised, the Company will issue the following warrants:

	Number
	of	Exercise	Expiry
	Warrants	Price	Date

(1)(a)	29,516	$1.75	September 15, 2006
(1)(b)	20,000	1.75	October 19, 2006

	49,516

(d)	Stock options

The following is a continuity of stock options for the period ended August 31, 2006:

		Weighted
	Number	Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2006	2,225,000	$1.28
Granted	750,000	1.10
Cancelled	(375,000)	(1.00)

Balance, August 31, 2006	2,600,000	$1.26

The following are the stock options outstanding at August 31, 2006:

Number	Black-
of	Scholes	Exercise	Expiry
Stock options	Value	Price	Date

675,000	$514,350	$1.00	October 1, 2009
75,000	62,850	1.10	December 20, 2009
150,000	97,050	1.25	August 29, 2010
50,000	19,950	1.25	January 6, 2008
300,000	234,300	1.25	January 6, 2011
600,000	723,000	1.80	April 3, 2011
500,000	255,500	1.10	January 11, 2008
150,000	60,750	1.10	July 11, 2007
100,000	44,000	1.10	May 31, 2008

2,600,000	$2,011,750

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

3.	Share capital (Continued)

(d)	Stock options (Continued)

The stock options have been expensed as follows:

		Balance		Expensed		Balance
	Number	at		at	Remainder	at
	of	May 31,		August 31,	to be	August 31,
	stock options	2006	Cancelled	2006	expensed	2006

(1)(5)	675,000	$800,100	$(285,750)	$-	$-	$514,350
(1)	75,000	62,850	-	-	-	62,850
(1)	150,000	97,050	-	-	-	97,050
(1)	50,000	11,638	-	4,988	3,324	19,950
(1)	300,000	136,675	-	58,575	39,050	234,300
(1)	600,000	241,000	-	180,750	301,250	723,000
(2)	500,000	-	-	255,500	-	255,500
(3)(4)	150,000	-	-	60,750	-	60,750
(6)	100,000	-	-	11,000	33,000	44,000

	2,600,000	$1,349,313	$(285,750)	$571,563	$376,624	$2,011,750

(1) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 103.23% to 167.25%; risk-free interest rates - 3.44% to 4.15% and an expected average life of 2 to 5 years.

(2) On July 11, 2006, the Company retained Connect Capital Limited ("CCL") and Connect Corporate Communications Inc. ("CCCI" and collectively the "Connect Group") to assist with investor and public relation services on behalf the Company. CCL and CCCI will each receive a monthly retainer of US $10,000 for an 18-month term subject to termination by the Company with 30 days written notice. The Company issued as compensation to CCL an option to purchase 500,000 common shares at an exercise price of $1.10 per share for the term of the agreement. The estimated fair market value under the Black-Scholes option pricing model was $255,500. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 96.86%; risk-free interest rate -4.26%; and an expected average life of 18 months.

(3) On July 11, 2006, the Company also retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of this agreement, Mr. Markovitz received an option to purchase 100,000 common shares at an exercise price of $1.10 per common share. The estimated fair market value under the Black-Scholes option pricing model was $40,500. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 92.11%; risk-free interest rate - 4.15%; and an expected average life of 12 months.

(4) On July 11, 2006, the Company issued 50,000 options at an exercise price of $1.10 for a period of 12 months to a consultant. The estimated fair market value under the Black-Scholes option pricing model was $20,250. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 92.11%; risk-free interest rate - 4.15%; and an expected average life of 12 months.

(5) 375,000 stock options were cancelled during the period.

(6) On June 1, 2006, the Company issued 100,000 options at an exercise price of $1.10 for a period of 24 months to a consultant. The estimated fair market value under the Black-Scholes option pricing model was $44,000. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 97.41%; risk-free interest rate - 4.15%; and an expected average life of 18 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

3.	Share capital (Continued)

(e)	Contributed Surplus

The following is a continuity of contributed surplus for the period ended August 31, 2006:

Contributed
Surplus

Balance, May 31, 2006	$1,547,701
Vesting of stock options	571,563
Expired warrants	286,756

Balance, August 31, 2006	$2,406,020

(f)	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended
	August 31,	August 31,
	2006	2005

Numerator for basic loss per share	$(914,200)	$(255,905)
Numerator for diluted loss per share	$(914,200)	$(255,905)
Denominator for weighted number of common shares - basic	19,086,892	11,851,494
Denominator for weighted number of common shares - diluted	19,086,892	11,851,494
Basic loss per share	$(0.05)	$(0.02)
Diluted loss per share	$(0.05)	$(0.02)

Diluted loss per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and options, and the conversion of convertible securities was not calculated as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

4.	Income taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited May 31, 2006 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

5.	Related party transactions not disclosed elsewhere

On June 1, 2004, the Company entered into a management agreement with a company owned by Raymond Pecoskie ("Ray"), the President of the Company. Ray's company provides management and consulting services to the Company in exchange for $11,682 per month. On July 13, 2006, Ray stepped down as President of the Company. Ray will continue to manage the Company's Nevada drilling program on a contract basis. As President of the Company, Ray was paid $11,682 (2005 - $35,046).

Michael Hitch, PhD. P. Geology, a director, has been appointed to the position of interim Chief Executive Officer and will be overseeing the operations of the Company until the selection process for a new President and Chief Executive Officer is completed. His fees for the period amounted to $13,500 (2005 - $nil).

$12,000 (2005 - $nil) was accrued to the Chief Financial Officer of the Company.

$30,000 (2005 - $nil) was paid to a company that a director is a partner of for consulting services.

These transactions have been measured at the exchange amount which is intended to represent fair market value.

6.	Differences between Canadian GAAP and US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(i) in the fiscal 2006 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during a interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

6.	Differences between Canadian GAAP and US GAAP (Continued)

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the period ended August 31, 2006 and 2005, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the period ended August 31, 2006 and 2005. Had the Company adopted (FASB) Statement 148 for 2004, there would be no effect on earnings since no stock options were issued in that fiscal period.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the audited annual financial statements for May 31, 2006, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Under Canadian GAAP, marketable securities and long term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP, marketable equity securities are carried at market value, and adjustments to the carrying value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities).

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (See Note 8 of the audited annual financial statements for May 31, 2006). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

6.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's balance sheets as at August 31, 2006 and May 31, 2006 been prepared using US GAAP, such balance sheets would be presented as follows:

	August 31, 2006	May 31, 2006

Assets
Current
Cash	$2,343,105	$3,802,800
Marketable securities	9,766	9,766
GST receivable	150,113	130,297
Prepaid expenses	193,937	20,637
Exploration advances, net	90,000	271,977

	2,786,921	4,235,477
Property and equipment
Mineral property rights	1,384,725	1,218,563

	$4,171,646	$5,454,040

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$323,909	$421,502

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	10,274,731	10,274,731
Additional paid in capital	485,144	198,388
Warrants	1,800,239	2,086,995
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock option compensation	1,920,876	1,349,313
Deficit accumulated before change to a exploration stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(7,183,771)	(5,427,407)

	3,847,737	5,032,538

	$4,171,646	$5,454,040

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

6.	Differences between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. Had the Company's statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative-from-inception amounts in addition to amounts for August 31, 2006, August 31, 2005 and August 31, 2004. Such statements under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date of
				inception of the
	Three Months Ended			exploration
	August 31,	August 31,	August 31,	stage
	2006	2005	2004	(March 26, 2004)

Expenses
Management services	$72,769	$48,038	$35,047	$540,835
Investor relations, business
development and reporting
issuer maintenance costs	68,994	31,090	9,367	652,765
Bad debt expense	-	-	-	1,235
Professional fees	183,346	24,539	-	599,517
Office and administration	32,323	30,947	4,197	309,638
Gain on forgiveness of debt	-	-	-	(35,667)
Non-cash compensation expense	571,563	121,291	-	1,920,876
General exploration	842,164	229,653	136,876	3,039,367
Failed merger costs	-	-	-	170,000

Loss before the under noted	(1,771,159)	(485,558)	(185,487)	(7,198,566)
Interest income	14,795	-	-	14,795

Net loss for the period and from
date of inception	(1,756,364)	(485,558)	(185,487)	(7,183,771)

Comprehensive loss items:
Write-down of marketable
securities	-	-	-	(15,234)

Comprehensive loss for the
period	$(1,756,364)	$(485,558)	$(185,487)	$(7,199,005)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

6.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Operations and Comprehensive Loss (Continued)

	Three Months Ended
	August 31,	August 31,	August 31,
	2006	2005	2004

Loss per common share
Basic	$(0.09)	$(0.04)	$(0.03)
Diluted	$(0.09)	$(0.04)	$(0.03)

Comprehensive loss per common share
Basic	$(0.09)	$(0.04)	$(0.03)
Diluted	$(0.09)	$(0.04)	$(0.03)

Statements of Changes in Shareholders' Equity

		Amount
		Under
	Shares	US GAAP

Common shares before change to a exploration stage company and
as of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006 and August 31, 2006	19,086,892	$10,274,731

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

6.	Differences between Canadian GAAP and US GAAP

Other changes in shareholders' equity are presented as follows:

Additional paid in capital

Balance, May 31, 2004 and May 31, 2005	$25,000
Expired warrants	173,388

Balance, May 31, 2006	198,388
Expired warrants	286,756

Balance, August 31, 2006	$485,144

Warrants

Balance, May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	2,086,995
Expired	(286,756)

Balance, August 31, 2006	$1,800,239

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss	(121,100)

Balance, May 31, 2002	(206,725)
Comprehensive loss	(88,580)

Balance, May 31, 2003	(295,305)
Comprehensive loss	(5,000)

Balance, March 26, 2004	(300,305)
Comprehensive loss	(15,234)

Balance, May 31, 2004, May 31, 2005,
May 31, 2006 and August 31, 2006	$(315,539)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

6.	Differences between Canadian GAAP and US GAAP (Continued)

Deferred stock-option compensation

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	775,613
Vesting of stock options	573,700

Balance, May 31, 2006	1,349,313
Vesting of stock options	571,563

Balance, August 31, 2006	$1,920,876

Deficit accumulated during the exploration stage

Balance, March 26, 2004	$-
Net income	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	(5,427,407)
Net loss	(1,756,364)

Balance, August 31, 2006	$(7,183,771)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

6.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the period ended August 31, 2006, August 31, 2005 and August 31, 2004.

Such statements under US GAAP are as follows:

Statements of Cash Flow s				Cumulative from
	Three Months Ended			date of
	August 31,	August 31,	August 31,	inception
	2006	2005	2004	(March 26, 2004)

Cash flows used in operating activities
Net loss for the period	$(1,756,364)	$(485,558)	$(185,487)	$(7,183,771)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Non-cash compensation expense	571,563	121,291	-	1,920,876
Change in non-cash operating
working capital
GST receivable	(19,816)	(19,327)	(31,740)	(155,293)
Prepaid expenses	(173,300)	-	-	(188,267)
Accounts payable and
accrued liabilities	(97,593)	19,174	284	330,640

	(1,475,510)	(364,420)	(216,943)	(5,310,247)

Cash flows used in financing activities
Loans from related parties	-	-	-	(28,594)
Proceeds from loan	-	195,000	-	175,000
Repayment of loan	-	-	-	(75,000)
Share/warrant issuance	-	2,523,880	246,321	9,596,351
Cost of issue	-	(212,522)	-	(990,456)

	-	2,506,358	246,321	8,677,301

Cash flows used in investing activities
Purchase of mineral property
rights	(166,162)	-	4,000	(933,950)
Exploration advances	181,977	-	-	(90,000)

	15,815	-	4,000	(1,023,950)

Change in cash during the period	(1,459,695)	2,141,938	33,378	2,343,104
Cash, beginning of period	3,802,800	244,067	1	1

Cash, end of period	$2,343,105	$2,386,005	$33,379	$2,343,105

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements (Unaudited)
Three Months Ended August 31, 2006

6.	Differences between Canadian GAAP and US GAAP (Continued)

				Cumulative from
	Three Months Ended			date of
	August 31,	August 31,	August 31,	inception
	2006	2005	2004	(March 26, 2004)

Supplemental schedule of non-cash
transaction
Share issuance included in mining
interest	$-	$-	$4,000	$450,775

Recent US GAAP accounting pronouncements

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2006; the implementation did not have any effect on the Company's financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In June 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." Statement 154 will become effective for accounting changes and corrections of errors made in fiscal year 2007 and beyond. The effect of this statement on the Company's financial statements will depend on the nature and significance of future accounting changes subject to this statement.

In January 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" (EITF 04-6), which requires that stripping costs be included in costs of sales as incurred beginning in fiscal 2007. The Company believes this consensus will have no effect on the financial statements until such time as the Company has a mine or mines in production.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the financial statements.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.